

October 16, 2013

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re:** **Cellular Concrete Technologies, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed October 2, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed September 10, 2013**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

Amendment No. 2 to Form 8-K

Entry into a Material Definitive Agreement, page 3

1. We note your response to prior comment 1. However, your disclosure on page 3 that Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies other than that licensed to you and that you will commercialize and sell the products utilizing the licensed technologies does not appear to be consistent with the information on the Cellular Concrete Technologies, LLC website. For example, we note that the website includes a sales department and products with detailed descriptions and the same names as the products mentioned in your filing. Please advise or revise.

Paul Falco
Cellular Concrete Technologies, Inc.
October 16, 2013
Page 2

2.   It appears that you revised your disclosure in the penultimate paragraph on page 6 in
        response to prior comment 3. However, you continue to refer in the first paragraph on
        page 4 to a royalty of "one quarter of three percent (3%)." Please revise. Also, if you
        amended material agreements as you mention in responses 3 and 24, please tell us why
        you have not file a separate Form 8-K reporting the amendments under Item 1.01 within
        the time period provided in General Instruction B to Form 8-K.

Products, page 7

3.   We note your response to prior comment 6. Please clarify the statement that your
        products "have only been beta in the commercial market" mentioned in the first
        paragraph of this section. What do you mean by "beta"? Did the customers pay for these
        products? When did these sales or tests occur? When did the product become
        "completely ready to be sold commercially"? What occurred on that date that caused the
        product to become "completely ready to be sold commercially"?

4.   Please clarify what you intend to sell. In this section, you appear to identify the Aerator
        and surfactant as your products. However, on page 8 you say that you intend to sell
        "finished concrete products."

5.   We note your response to prior comment 8. Please tell us why you have not disclosed in
        this section the substance of the first two sentences of your response to comment 21 in
        our August 9, 2013 letter. Also, tell us why you have not disclosed the names of your
        principal suppliers as we requested in prior comment 8. Regulation S-K Item
        101(h)(4)(v) requires disclosure of the names of your principal suppliers, regardless of
        whether you have contracts with those suppliers.

Design and Mixing Protocol Computer Program, page 8

6.   We note your response to prior comment 7. Please clarify who you mean by "ASTM."
        We note the reference to "ASTM guidelines" mentioned in the first paragraph of this
        section.

Comparative Strength Analysis, page 9

7.   Refer to prior comment 9. Please clarify whether the attributes mentioned in the three
        bullet points in this section exist in your product but not all other cellular products. If so,
        please provide us support for the disclosure. Ensure that your support clarifies whether
        you have tested all other cellular products. In this regard, we note your reference to
        "higher quality" on page 12. If you have not tested your product in a manner that
        provides objective, statistically relevant results that support claims you make about your
        product in this document or in your advertising, please make this clear in your risk factor
        disclosure and in each place where you make a claim in this document.

Paul Falco
Cellular Concrete Technologies, Inc.
October 16, 2013
Page 3

Competition, page 13

8.   We note your response to prior comment 13. Please tell us the specific steps that you
        have taken to determine whether there are other lightweight structural concrete products
        that can provide some or all of the advantages relative to normal weight concrete that you
        say your product can provide. It is unclear how you have ensured that you have provided
        the information required by Regulation S-K Item 101(h)(4)(iv) regarding your
        competitive position.

Government Regulations, page 13

9.   Please reconcile your disclosure in this section with the information in the "States with
        Approval" section of the Cellular Concrete Technologies web site. What approval was
        required? What does that approval permit you to do? What is the status of the "pending"
        approval? When do the approvals expire?

Liquidity and Capital Resources, page 23

10.   The disclosure in the penultimate paragraph of this section does not address prior
        comment 15 which asked you to discuss the cost of the equipment and facilities that you
        will need to replicate Cellular Concrete Technologies, LLC's equipment and facilities,
        the cost of any other equipment needed to manufacture and sell your product, and the
        relocation and settlement costs mentioned in section 4.1(a)(i) of exhibit 10.1. Please
        revise to discuss the costs.

11.   We note your disclosure that the license is not subject to "immediate termination" if you
        do not meet the milestones. In an appropriate section of your document, please disclose
        the consequences of failure to satisfy the terms of the license.

12.   We note your disclosure added in response to prior comment 16. It is unclear when
        Accelerated Venture Partners discontinued paying your expenses and why it discontinued
        such payments given the disclosure in your Form 10; please revise you disclosure to
        clarify. Also, please provide us your analysis of when you completed a "business
        combination" as contemplated by your Form 10.

Properties, page 24

13.   We note your responses to prior comments 17 and 23. You continue to refer to a lease on
        pages 24 and 27 and to your rights expiring on December 31, 2013. Please clarify
        whether you are a party to a lease and file the agreement required by Regulation S-K Item
        601(b)(10)(ii)(D). Please note that Item 601(b)(10)(i) requires filing of material contracts
        to which you are a party or in which you have a beneficial interest.

Paul Falco
Cellular Concrete Technologies, Inc.
October 16, 2013
Page 4

.

Directors and Executive Officers, page 25

14.   Your revisions mentioned in your response to prior comment 19 extended to more than just the positive results cited in our comment. Therefore, it is unclear how your remaining disclosure includes the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as a director in light of your business and structure. Please ensure that you include such disclosure as required by Regulation S-K Item 401(e). See comment 43 in our letter to you dated August 9, 2013.

Certain Relationships and Related Party Transactions, page 27

15.   Please address prior comment 14 as it applies to the other references to your "sole officer" in this section.

16.   We note your response to prior comment 20. However, your disclosure does not address that part of comment 20 that asked you to include the following:

- the principle followed in determining the amount that you would pay for the license and any other assets the registrant acquired from Mr. Falco or Cellular Concrete Technologies, LLC; and
- the cost of those assets to Mr. Falco and Concrete Cellular Technologies, LLC if they were acquired by Mr. Falco or Cellular Concrete Technologies, LLC within two years of their transfer to the registrant.

Please ensure that you have revised your disclosure accordingly.

Market Price, page 28

17.   If you do not qualify for listing of your securities on the Nasdaq, please revise your reference the Nasdaq to say so clearly. See the Note at the beginning of Regulation S-K Item 202.

Rule 144, page 28

18.   We note your disclosure added response to prior comment 21; however, rather than merely reciting the requirements of Rule 144, please apply the requirements of the rule to your circumstances and disclose when your shares could be sold pursuant to Rule 144. Also, it appears that you have not addressed the last sentence of prior comment 21; please ensure that your disclosure reflects the requirements of Rule 144(i).

Exhibits, page 32

19.   Your response to prior comment 25 that shareholders took action by consent without a meeting does not explain how you complied with Rule 14c-2 and 14c-5 of Regulation 14C in connection with that action. Please provide us your analysis of how you complied with these rules.

Exhibit 99.1

Note 1   Organization and Summary of Significant Accounting Policies, page F-6

20.   Please refer to our prior comment 26. It is unclear from your response why you do not believe the change in control in the ownership had any accounting consequence. The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. Since Cellular Concrete appeared to obtain control over the reporting company it is unclear where its historical operations have been reflected in your financial statements.

Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013

21.   We may have further comments when you file your amended Form 10-K and make the revisions as you mention in your responses to prior comments 22, 28 and 29.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are your

       In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.